--------------------------------------------------------------------------------
SEC 1472  Potential  persons who are to respond to the collection of information
(7-97)    contained in this form are not required to  respond   unless  the form
          displays a currently valid OMB control number.
--------------------------------------------------------------------------------
==============================
        OMB APPROVAL
==============================
OMB Number: 3235-0104
==============================
Expires: December 31, 2001
==============================
Estimated average burden
hours per response. . . 0.5
==============================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


The Commission is authorized to solicit the information required by this Form pursuant to Sections 16(a) and 23(a) of the Securities Exchange Act of 1934, Sections 17(a) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 30(f) and 38 of the Investment Company Act of 1940, and the rules and regulations thereunder.

Disclosure of information specified on this form is mandatory, except for disclosure of the I.R.S. identification number of the reporting person if such person is an entity, which is voluntary. If such numbers are furnished, they will assist the Commission in distinguishing reporting persons with similar names and will facilitate the prompt processing of the form. The information will be used for the primary purpose of disclosing the holdings of directors, officers, and beneficial owners of registered companies. Information disclosed will be a matter of public record and available for inspection by members of the public. The Commission can use it in investigations or litigation involving the federal securities laws or other civil, criminal, or regulatory statutes or provisions, as well as for referral to other governmental authorities and self-regulatory organizations. Failure to disclose required information may result in civil or criminal action against persons involved for violations of the federal securities laws and rules.

                              GENERAL INSTRUCTIONS

 1.  Who Must File
     (a) This Form must be filed by the following persons ("reporting person"):
           (i) any director or officer of an issuer with a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"); (Note: Title is not determinative for purposes of determining "officer" status. See Rule 16a-1(f) for the definition of "officer");
          (ii) any beneficial owner of greater than 10% of a class of equity securities registered under Section 12 of the Exchange Act, as determined by voting or investment control over the securities pursuant to Rule 16a-1(a)(l) ("ten percent holder");
          (iii) any officer or director of a registered holding company pursuant to Section 17 of the Public Utility Holding Company Act of 1935;
          (iv) any officer, director, member of an advisory board, investment adviser, affiliated person of an investment adviser or beneficial owner of more than 10% of any class of outstanding securities (other than short-term paper) of a registered closed-end investment company, under Section 30(f) of the Investment Company Act of 1940; and
           (v) any trust, trustee, beneficiary or settlor required to report pursuant to Rule 16a-8.
     (b) If a reporting person is not an officer, director, or ten percent holder, the person should check "other" in Item 5 (Relationship of Reporting Person to Issuer) and describe the reason for reporting status in the space provided.
     (c) If a person described above does not beneficially own any securities required to be reported (See Rule 16a-1 and Instruction 5), the person is required to file this Form and state that no securities are beneficially owned.

2.  When Form Must be Filed
     (a) This Form must be filed within 10 days after the event by which the person becomes a reporting person (i.e., officer, director, ten percent holder or other person). This Form and any amendment is deemed filed with the Commission or the Exchange on the date it is received by the Commission or the Exchange, respectively. See, however, Rule 16a-3(h) regarding delivery to a third party business that guarantees delivery of the filing no later than the specified due date.
     (b) A reporting person of an issuer that is registering securities for the first time under Section 12 of the Exchange Act must file this Form no later than the effective date of the registration statement.
     (c) A separate Form shall be filed to reflect beneficial ownership of securities of each issuer, except that a single statement shall be filed with respect to the securities of a registered public utility holding company and all of its subsidiary companies.

 3.  Where Form Must be Filed
     (a) File three copies of this Form or any amendment, at least one of which is manually signed, with the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549. (Note: Acknowledgment of
          receipt by the Commission may be obtained by enclosing a self-addressed stamped postcard identifying the Form or amendment filed.) Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ss.232.101(b)(4) of this chapter.
     (b) At the time this Form or any amendment is filed with the Commission, file one copy with each Exchange on which any class of securities of the issuer is registered. If the issuer has designated a single Exchange to receive Section 16 filings, the copy shall be filed with that Exchange only.

     (c) Any person required to file this Form or amendment shall, not later than the time the Form or amendment is transmitted for filing with the Commission, send or deliver a copy to the person designated by the issuer to receive the copy or, if no person is so designated, the issuer's corporate secretary (or person performing similar functions) in accordance with Rule 16a-3(e).

 4.  Class of Securities Reported
     (a)  (i)   Persons  reporting  pursuant  to  Section 16(a) of  the Exchange
                Act shall include information as to their beneficial ownership of any class of equity securities of the issuer, even though one or more of such classes may not be registered pursuant to
                Section 12 of the Act.
          (ii)  Persons  reporting  pursuant  to  Section  17(a)  of the  Public
                Utility Holding Company Act of 1935 shall include information as to their beneficial ownership of any class of securities (equity or debt) of the registered holding company and all of its subsidiary companies and specify the name of the parent or subsidiary issuing the securities.
          (iii) Persons  reporting  pursuant to Section 30(f) of the  Investment
                Company Act of 1940 shall include information as to their beneficial ownership of any class of securities (equity or debt) of the registered closed-end investment company (other than "short-term paper" as defined in Section 2(a)(38) of the Investment Company Act).
     (b) The title of the security should clearly identify the class, even if the issuer has only one class of securities outstanding; for example, "Common Stock," "Class A Common Stock," "Class B Convertible Preferred Stock," etc.
     (c) The amount of securities beneficially owned should state the face amount of debt securities (U.S. Dollars) or the number of equity securities, whichever is appropriate.

5.  Holdings Required to be Reported
     (a) General Requirements. Report holdings of each class of securities of the issuer beneficially owned as of the date of the event requiring the filing of this Form. See Instruction 4 as to securities required to be reported.
     (b)  Beneficial Ownership Reported (Pecuniary Interest).
           (i) Although for purposes of determining status as a ten percent holder, a person is deemed to beneficially own securities over which that person has voting or investment control (see Rule 16a-1(a)(1)), for reporting purposes, a person is deemed to be the beneficial owner of securities if that person has or shares the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities ("pecuniary interest"). See Rule 16a-1(a)(2). See also Rule 16a-8 for the application of the beneficial ownership definition to trust holdings and transactions.
          (ii) Both direct and indirect beneficial ownership of securities shall be reported. Securities beneficially owned directly are those held in the reporting person's name or in the name of a bank, broker or nominee for the account of the reporting person. In addition, securities held as joint tenants, tenants in common, tenants by the entirety, or as community property are to be reported as held directly. If a person has a pecuniary interest, by reason of any contract, understanding or relationship (including a family relationship or arrangement) in securities held in the name of another person, that person is an indirect beneficial owner of those securities. See Rule 16a-1(a)(2)(ii) for certain indirect beneficial ownerships.
          (iii) Report securities beneficially owned directly on a separate line from those beneficially owned indirectly. Report different forms of indirect ownership on separate lines. The nature of indirect ownership shall be stated as specifically as possible; for example, "By Self as Trustee for X," "By Spouse," "By X Trust," "By Y Corporation," etc.
          (iv) In stating the amount of securities owned indirectly through a partnership, corporation, trust, or other entity, report the number of securities representing the reporting person's proportionate interest in securities beneficially owned by that entity. Alternatively, at the option of the reporting person, the entire amount of the entity's interest may be reported. See Rule 16a-1(a)(2)(ii)(B) and Rule 16a-1(a)(2)(iii).
           (v) Where more than one person beneficially owns the same equity securities, such owners may file Form 3 individually or jointly. Joint and group filings may be made by any designated beneficial owner. Holdings of securities owned separately by any joint or group filer are permitted to be included in the joint filing. Indicate only the name and address of the designated filer in
                Item 1 of Form 3 and attach a listing of the names and IRS or social security numbers (or addresses in lieu thereof) of each other reporting person. Joint and group filings must include all required information for each beneficial owner, and such filings must be signed by each beneficial owner, or on behalf of such owner by an authorized person. If the space provided for signatures is insufficient, attach a signature page. Submit any attached listing of names or signatures on another Form 3, copy of Form 3 or separate page of 8 1/2 by 11 inch white paper, indicate the number of pages comprising the report (Form plus attachments) at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3), and include the name of the designated filer and information required by Items 2 and 4 of the Form on the attachment.

     (c)  Non-Derivative and Derivative Securities.
           (i) Report non-derivative securities beneficially owned in Table I and derivative securities (e.g., puts, calls, options, warrants, convertible securities, or other rights or obligations to buy or sell securities) beneficially owned in Table II. Derivative securities beneficially owned that are both equity securities and convertible or exchangeable for other equity securities (e.g., convertible preferred securities) should be reported only on Table II.
          (ii) The title of a derivative security and the title of the equity security underlying the derivative security should be shown separately in the appropriate columns in Table II. The "puts" and "calls" reported in Table II include, in addition to separate puts and calls, any combination of the two, such as spreads and straddles. In reporting an option in Table II, state whether it represents a right to buy, a right to sell, an obligation to buy, or an obligation to sell the equity securities subject to the option.

          (iii) Describe in the appropriate columns in Table II characteristics of derivative securities, including title, exercise or conversion price, date exercisable, expiration date, and the
                title  and  amount  of  securities   underlying  the  derivative
                security.
          (iv) Securities constituting components of a unit shall be reported separately on the applicable table (e.g., if a unit has a non-derivative security component and a derivative security component, the non-derivative security component shall be reported in Table I and the derivative security component shall be reported in Table II). The relationship between individual securities comprising the unit shall be indicated in the space provided for explanation of responses.

6.  Additional Information
     If the space provided in the line items of this Form or space provided for additional comments is insufficient, attach another Form 3, copy of Form 3 or separate page of 8 1/2 by 11 inch white paper to Form 3, completed as appropriate to include the additional comments. Each attached page must include information required in Items 1, 2 and 4 of the Form. The number of pages comprising the report (Form plus attachments) shall be indicated at the bottom of each report page (e.g., 1 of 3, 2 of 3, 3 of 3). If additional information is not reported in this manner, it will be assumed that no additional information was provided.

 7.  Signature
     (a) If the Form is filed for an individual, it shall be signed by that person or specifically on behalf of the individual by a person authorized to sign for the individual. If signed on behalf of the individual by another person, the authority of such person to sign the Form shall be confirmed to the Commission in writing in an attachment to the Form or as soon as practicable in an amendment by the individual for whom the Form is filed, unless such a confirmation still in effect is on file with the Commission. The confirming statement need only indicate that the reporting person authorizes and designates the named person or persons to file the Form on the reporting person's behalf, and state the duration of the authorization.
     (b) If the Form is filed for a corporation, partnership, trust, or other entity, the capacity in which the individual signed shall be set forth (e.g., John Smith, Secretary, on behalf of X Corporation).

--------------------------------------------------------------------

--------------------------------------------------------------------------------
SEC 1473 Potential persons who are to respond to the collection of information (7-97) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------
                                                             OMB APPROVAL
                                                           OMB Number: 3235-0104
        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Form 3                 Washington, DC 20549           Expires: October 31, 2001

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF  Estimated average burden
                                SECURITIES              hours per response...0.5

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
|=====================|=====================|============================================|
|1.                   | 2.                  | 4.                                         |
|Name and Address of  | Date of Event       | Issuer Name and Tickler or Trading         |
|Reporting Person*    | Requiring Statement | Symbol                                     |
|                     | (Month/Day/Year)    |                                            |
|                     |                     | Central Capital Venture Corporation        |
|                     |                     |                                            |
|                     |                     | Trading Symbol: CTCV                       |
|                     | May 10, 2000        |                                            |
|=====================|=====================|                                            |
|(Last)(First)(Middle)|                     |                                            |
|                     |                     |                                            |
| Kekich, David A.    |                     |                                            |
|=====================|=====================|=====================================|======|====================|
|      (Street)       | 3.                  | 5.                                  | 6.                        |
|                     | I.R.S.Identification| Relationship of Reporting Person(s) | If Amendment, Date of     |
|  1533 Via Leon      | Number of Reporting |  to Issuer                          | Original (Month/Day/Year) |
|                     | Person, if an entity| (Check all applicable)              |                           |
|                     | (voluntary)         |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     | --- Director                        |                           |
|                     |                     |                                     |                           |
|                     |                     |  X  10% Owner                       |                           |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     |  X  Officer (give title below)      |                           |
|                     |                     |                                     |                           |
|                     |                     | --- Other (specify below)           |                           |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     | ---------------------------         |                           |

|=====================|=====================|=====================================|===========================|
|(City)(State)  (Zip) |                     |                                     |7.                         |
|                     |                     |                                     |Individual or              |
|Palos Verdes Estates |                     |                                     |Joint/Group Filing         |
|    CA 90274         |                     |                                     |(Check Applicable Line)    |
|                     |                     |                                     |---                        |
|                     |                     |                                     |Form filed by One          |
|                     |                     |                                     |Reporting Person           |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     |                                     |X                          |
|                     |                     |                                     |Form filed by More than    |
|                     |                     |                                     |One Reporting Person       |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|            Table I -- Non-Derivative Securities Beneficially Owned                                          |
|=====================|=====================|=====================================|===========================|
|1.                   |2.                   |3.                                   |4.                         |
|Title of Security    |Amount of Securities |Ownership Form: Direct (D) or        |Nature of Indirect         |
|(Instr. 4)           |Beneficially Owned   |Indirect (I)                         |Beneficial Ownership       |
|                     |(Instr. 4)           |(Instr. 5)                           |(Instr. 5)                 |
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|Common Stock         |4,000                | D                                   |                           |
|=====================|=====================|=====================================|===========================|
|Common Stock         |218,671              | I                                   |Red Tree International,LLC |
|=====================|=====================|=====================================|===========================|
|Common Stock         |80,000               | I                                   |Lions Holding Company      |
|=====================|=====================|=====================================|===========================|
|Common Stock         |9,916                | I                                   |The Arkad Group, LLC       |
|=====================|=====================|=====================================|===========================|
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|
|                     |                     |                                     |                           |
|=====================|=====================|=====================================|===========================|

===============================================================================================================
|        Table II -- Derivative  Securities  Beneficially  Owned (e.g., puts,                                 |
|          calls, warrants, options, convertible securities)                                                  |
|==========|================|========================|=========|==================|===========================|
|1.        |2.              |3.                      |4.       |5.                |6.                         |
|Title of  |Date Exer-      |Title and Amount of     |Conver-  |Owner-            |Nature of Indirect         |
|Derivative|cisable and     |Securities Underlying   |sion or  |ship              |Beneficial Ownership       |
|Security  |Expiration      |Derivative Security     |Exercise |Form of           |(Instr. 5)                 |
|(Instr. 4)|Date            |(Instr. 4)              |Price of |Deriv-            |                           |
|          |(Month/Day/Year)|                        |Deri-    |ative             |                           |
|          |                |                        |vative   |Securities:       |                           |
|          |                |                        |Security |Direct            |                           |
|          |                |                        |         |(D) or            |                           |
|          |                |                        |         |Indirect          |                           |
|          |                |                        |         |(I)               |                           |
|          |                |                        |         |(Instr. 5)        |                           |
|==========|=======|========|===============|========|         |                  |                           |
|          |Date   |Expira- |   Title       |Amont   |         |                  |                           |
|          |Exer-  |tion    |               |or      |         |                  |                           |
|          |cisable|Date    |               |Number  |         |                  |                           |
|          |       |        |               |of      |         |                  |                           |
|          |       |        |               |Shares  |         |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class A   |June 1,|June 1, |Common Stock   |4,000   |$5.00 per|D                 |                           |
|Warrant   | 2000  |2001    |               |        |share    |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class B   |June 1,|June 1, |Class B Warrant|4,000   |TBD by   |D                 |                           |
|Warrant   |2000   |2002,   |               |        |June 1,  |                  |                           |
|          |       |unless  |               |        |2001     |                  |                           |
|          |       |extended|               |        |         |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class A   |June 1,|June 1, |Common Stock   |218,671 |$5.00 per|I                 |Red Tree International, LLC|
|Warrant   |2000   |2001    |               |        |share    |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class B   |June 1,|June 1, |Class B Warrant|218,671 |TBD by   |I                 |                           |
|Warrant   |2000   |2002,   |               |        |June 1,  |                  |                           |
|          |       |unless  |               |        |2001     |                  |                           |
|          |       |extended|               |        |         |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class A   |June 1,|June 1, |Common Stock   |80,000  |$5.00 per|I                 |Lions Holding Company      |
|Warrant   | 2000  |2001    |               |        |share    |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class B   |June 1,|June 1, |Common Stock   |80,000  |$5.00 per|I                 |                           |
|Warrant   |2000   |2002,   |               |        |share    |                  |                           |
|          |       |unless  |               |        |         |                  |                           |
|          |       |extended|               |        |         |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class A   |June 1,|June 1, |Common Stock   |9,916   |$5.00 per|I                 |The Arkad Group, LLC       |
|Warrant   |2000   |2001    |               |        |share    |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|
|Class B   |June 1,|June 1, |Class B Warrant|9,916   |TBD by   |I                 |                           |
|Warrant   |2000   |2002,   |               |        |June 1,  |                  |                           |
|          |       |unless  |               |        |2001     |                  |                           |
|          |       |extended|               |        |         |                  |                           |
|==========|=======|========|===============|========|=========|==================|===========================|

Reminder: Report on a separate line for   each  class of securities beneficially
owned directly or indirectly.

Explanation of Responses: Please note that upon the exercise of the Class A Warrant set forth above, the holder is entitled to receive for each Class A Warrant, one (1) share of common stock at the price indicated above and one (1) Class B Warrant entitling the holder to purchase one (1) share of common stock at a price established by the company's board of directors within one year after June 1, 2000.


				    /s/David A. Kekich                 June 1, 2000
                             ------------------                 ------------
                          **Signature of Reporting Person            Date
        * If  the  form  is  filed  by  more  than  one  reporting  person,  see
          Instruction 5(b)(v).
       ** Intentional  misstatements  or  omissions  of facts constitute Federal
          Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).